TRANSGLOBE ENERGY CORPORATION ANNOUNCES SECOND QUARTER
FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, August 8, 2011 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six months ended June 30, 2011. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

  Rapid production growth in West Gharib, 2nd quarter production of 11,356 Bopd; up 30% from Q1-2011;

  Record Q2 average production of 11,826 Bopd, (Egypt 11,356 Bopd, Yemen 470 Bopd);

  July production averaged 13,313 Bopd, (Egypt 11,685 Bopd, Yemen 1,628 Bopd) with Block S-1 back on production starting July 16th;

  Record production since July 17th, averaging approximately 14,080 Bopd, (Egypt 11,260 Bopd, Yemen 2,820 Bopd);

  Record Q2 funds flow of $29.3 million ($0.39/share), a 21% increase over Q1-2011;

  Second quarter net earnings of $21.9 million ($0.29/share);

  Drilled 10 wells in the second quarter resulting in six oil wells, two injector and one water source well at West Gharib and one dry well at Nuqra;

  Initiated a secondary recovery waterflood on the Arta/East Arta Lower Nukhul pool in early July;

  East Ghazalat Safwa Field development plan approved in July, first production is targeted for December 2011;

  Expanded the Company’s opportunity base in the Western Desert by acquiring a 50% interest and operatorship of the South Alamein Concession for $3.0 million.

A conference call to discuss TransGlobe’s second quarter results presented in this report will be held on Monday, August 8, 2011 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern Time) and is accessible to all interested parties by dialing (416) 340-8530 or toll-free 1-877-240-9772 (see also TransGlobe’s news release dated August 2, 2011). Online the webcast may be accessed at http://events.digitalmedia.telus.com/transglobe/080811/index.php

FINANCIAL AND OPERATING RESULTS

(US$000s, except per share, price, volume amounts and % change)

	Three months ended June 30			Six months ended June 30
Financial	2011	2010	% Change	2011	2010	% Change
Oil revenue	113,615	61,540	85	211,610	123,191	72
Oil revenue, net of royalties and other	62,513	35,638	75	115,376	73,042	58
Derivative gain (loss) on commodity contracts	(35)	311	-	(586)	289	-
Operating expense	9,095	6,247	46	16,642	12,034	38
General and administrative expense	4,737	3,388	40	9,256	6,744	37
Depletion, depreciation and accretion expense	8,203	6,136	34	15,963	12,389	29
Income taxes	17,169	9,785	75	33,704	18,525	82
Funds flow from operations*	29,306	16,579	77	53,604	35,433	51
Basic per share	0.40	0.25		0.74	0.54
Diluted per share	0.39	0.24		0.72	0.52
Net earnings	21,874	9,711	125	24,763	22,312	11
Basic per share	0.30	0.15		0.34	0.34
Diluted per share	0.29	0.14		0.33	0.33
Capital expenditures	19,077	14,036	36	39,384	27,265	44
Working capital	147,090	51,890	183	147,090	51,890	183
Long-term debt, including current portion	56,998	49,977	14	56,998	49,977	14
Common shares outstanding
Basic (weighted-average)	72,959	66,031	10	72,036	65,733	10
Diluted (weighted-average)	75,563	68,394	10	74,726	67,612	11
Total assets	420,956	264,490	59	420,956	264,490	59
* Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital

Operating
Average production volumes (Bopd)	11,826	9,206	28	11,523	9,449	22
Average price ($ per Bbl)	105.57	73.46	44	101.46	72.03	41
Operating expense ($ per Bbl)	8.45	7.46	13	7.98	7.04	13

CORPORATE SUMMARY

TransGlobe Energy Corporation’s (“TransGlobe” or the “Company”) total production increased to a record 11,826 barrels of oil per day (“Bopd”) during the quarter. This record was achieved during a difficult period of political transition in both the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). The political environment in Egypt has stabilized and business processes and operations are returning to normal. Yemen is still unsettled and the Company had 2,300 Bopd shut-in on Block S-1 during the entire second quarter. Production was restored in Block S-1, Yemen on July 16th, increasing the Company’s total production to over 14,000 Bopd.

The focus of the 2011/2012 drilling program continues on developing the Arta/East Arta pools in the West Gharib project in Egypt. There are two drilling rigs assigned to this project and a third rig commenced drilling in May. The West Gharib project area is now the primary producing asset in the Company’s portfolio and continues to be the growth engine for the future. Early production gains from the Lower Nukhul in Arta/East Arta have offset the shut-in production in Yemen. This has allowed the Company to maintain 2011 production guidance of 13,000 to 13,500 Bopd.

The pending acquisition of 4,000 Bopd in the West Bakr Concession (100% WI) announced March 25 will add a new project area adjacent to the West Gharib properties. There are numerous development opportunities and operational synergies expected from the acquisition. The Company completed its due diligence and submitted the deed of assignment for Government approval. Closing is planned to occur shortly after receiving all Government approvals.

In the Western Desert, the East Ghazalat Safwa development was approved in July. The commencement of first production (approximately 800 to 1,200 Bopd to TransGlobe) is expected in December of this year.

The Company entered into an agreement to acquire a 50% interest in its first operated project in the Western Desert of Egypt in the South Alamein concession. The acquisition includes a Cretaceous light oil discovery at Boraq 2X which will be appraised and developed in the near term. The acquisition is subject to the normal government approvals of the acquisition and approval of the Boraq development plan. The South Alamein concession is a large 558,000 acre exploration license which has a number of prospects identified on 3-D seismic.

With the addition of West Bakr and the commencement of production at East Ghazalat, total Company production could reach 20,000 Bopd by year end.

Brent oil prices remained strong, averaging $117 per barrel in the second quarter. During the quarter, the Company had record funds flow of $29.3 million, to exit the quarter with positive working capital of $147 million and long-term debt of $60.0 million.

The Company has a very strong financial position and continues the pursue business development opportunities in Egypt to expand its growing opportunity base. Year-to-date, the Company has collected $90.0 million from the Egyptian Government and continues to receive payments on a regular basis.

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration
During the second quarter, nine wells were drilled resulting in six oil wells, two water injectors and one water source well. Seven of the nine wells drilled in the second quarter were targeting the Nukhul formation at Arta/East resulting in two Upper Nukhul oil wells, two Lower Nukhul oil wells (Upper Nukhul present, but not completed), two Lower Nukhul water injectors and one water source well for the Lower Nukhul waterflood enhanced recovery scheme. Oil wells were drilled at Hana West and Hoshia when the third drilling rig arrived. The Hana West #10 well was placed on production at an initial rate of 960 Bopd from the Rudeis formation in early June. The Hoshia #10 well was placed on production at an initial rate of 100 Bopd from the Nukhul formation in July.

Subsequent to the quarter, five additional oil wells were drilled resulting in four Upper Nukhul oil wells in the Arta/East Arta pools and one oil well at Hoshia #12.

Two drilling rigs are scheduled to remain in the Arta/East Arta area primarily focused on the Nukhul formation for the balance of the year. The third rig is currently scheduled to drill wells in the Hoshia and West Hoshia area in the third quarter.

Production
Production from West Gharib averaged 11,356 Bopd to TransGlobe during the second quarter, a 30% (2,618 Bopd) increase from the previous quarter. Production increases were primarily attributable to increased Nukhul production from the Arta/East Arta pools and from Hana West. West Gharib’s production in July averaged 11,685 Bopd, comparable with June production. By mid-July the increased trucked volumes at West Gharib were exceeding the process capacity to receive oil and water at the GPC operated Ras Gharib terminal. The Company has initiated a number of projects in the field to reduce the amount of water that is currently trucked with the oil to GPC. The Company is also working with EGPC and GPC to look at short term debottlenecking activities to increase system capacity. It is expected that the production constraint will be progressively removed over the next 30 to 60 days. It is estimated that approximately 700 Bopd of oil sales has been curtailed since mid-July.

Lower Nukhul Development
The Lower Nukhul (Arta/East Arta) pool has dominated production growth in the second quarter, increasing from 1,246 Bopd in January to approximately 5,000 Bopd in June/July. The excellent reservoir quality of the Lower Nukhul sandstone reservoir allows for high production rates. Based on drilling to date, the Lower Nukhul pool is estimated to have a Petroleum Initially in Place (“PIIP”) of approximately 38 to 50 million barrels (“MMBbl”) (P90 to P10). This estimate is based on in-house deterministic calculations using the well control in the Lower Nukhul reservoir and the 3-D seismic interpretation. The Company initiated reservoir simulation modeling and design work on a waterflood project to provide pressure support and enhance recoveries for the pool commencing in the third quarter. The Company initiated water injection into the lower Nukhul pool on July 4th and will ramp up injection during the third quarter. Based on preliminary in-house reservoir simulation work it is expected that recovery factors for the Lower Nukhul pool will increase to the 30%+ range with a waterflood.

Upper Nukhul Development
The Upper Nukhul formation at Arta/East Arta is a thick (150 feet) mixture of clastics and carbonates which requires a fracture stimulation (“frac”) to enhance productivity and recovery factors. The initial frac program was focused on the original Arta wells located near the crest of the Arta structure during the first half of 2010. Starting in May of 2010 new wells were drilled to delineate the extent of the Upper Nukhul formation at Arta/East Arta resulting in better quality Upper Nukhul wells on the flank of the structure.

In total (existing wells and new wells), the frac’d Upper Nukhul wells have averaged 230 Bopd in the first month of production after a frac with a 68% decline rate in the first year. Only four existing wells have been on production longer than nine months following a frac.

The new producing Upper Nukhul wells drilled after May 2010 have averaged 325 Bopd/well during the first month of production after a frac. For planning purposes the Company has assumed a new well initial production rate of 250 Bopd/well with a 70% decline in the first year, a 35% decline in the second year and 25% per year thereafter. On average the new wells are on plan or exceeding plan based on early production histories of nine months or less.

Quarterly West Gharib Production (Bopd)
	2011		2010
	Q-2	Q-1	Q-4	Q-3
Gross production rate	11,356	8,738	7,941	7,601
TransGlobe working interest	11,356	8,738	7,941	7,601
TransGlobe net (after royalties)	6,235	4,820	4,634	4,626
TransGlobe net (after royalties and tax)*	4,306	3,293	3,338	3,460

* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (SUBJECT TO CLOSING 100% working interest, TransGlobe operated)

On March 28, 2011, the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire all the Egyptian assets of The Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) for $60 million plus or minus adjustments, effective July 1, 2010 subject to approval from the Egyptian Government. EPEDECO holds a 100% working interest in the West Bakr Production Sharing Concession (“PSC”).

The West Bakr PSC is located onshore in the western Gulf of Suez rift basin of Egypt adjacent to TransGlobe’s West Gharib Concession and is producing approximately 4,000 Bopd gross (before the production sharing split with the Government of Egypt).

The Company has identified a number of optimization/development projects and drilling opportunities that could increase production and recoverable reserves.

The produced oil ranges from 17° to 20° API and is pipeline connected to the Ras Gharib terminal on the coast, which is the same export terminal to which West Gharib production is currently trucked. The West Bakr blend has historically received Brent minus 25% pricing.

The West Bakr Concession production sharing terms are as follows: cost oil of 30%, production sharing of 15% to the Contractor and 85% to the Government, excess cost oil goes 100% to the Government, capital investments are amortized over five years and operating expenses are amortized in the quarter incurred. All Government royalties and taxes are paid out of the Government’s share of production sharing oil.

TransGlobe has completed due diligence and submitted the deed of assignment for Government approval. TransGlobe expects to close the acquisition shortly after receiving the necessary Government approvals.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration
On July 12, 2011 the Safwa development lease was approved by the Government. The Safwa development lease has a 20-year term (expires July 11, 2031) and covers approximately 11,040 acres or 15 development blocks. The Safwa development lease is subject to a 4-year review (July 11, 2015) to determine which development blocks are producing or contributing to production. The non-producing (non-contributing) blocks will be relinquished following the review. The Safwa Development lease could be extended an additional 5 years (July 11, 2036).

The East Ghazalat exploration concession is in the first two-year extension period (expires June, 2012). An additional two-year extension is available following a relinquishment of 25% of the original concession area. All work commitments have been met.

The operator has proposed an initial development budget of $2.6 million ($1.3 million to TransGlobe) to complete and equip the existing four wells for production. Processing facilities will be rented for the initial production phase until facility design and construction has been completed. Facility design work is expected to commence following the next drilling phase in 2012. The operator is targeting first production to commence in December 2011. It is expected that the wells will initially be capable of producing 400-600 Bopd per well from the Bahariya formation, which could contribute an additional 800 to 1,200 Bopd of light (34° API) sweet crude to the Company by year-end. Production will initially be trucked to a sales pipeline approximately 95 kilometers north and west of the Safwa field.

The East Ghazalat Concession production sharing terms are as follows: cost oil of 25%, production sharing of 20% to the Contractor and 80% to the Government, excess cost oil goes 100% to the Government, capital investments are amortized over five years and operating expenses are amortized in the quarter incurred. All Government royalties and taxes are paid out of the Government’s share of production sharing oil.

South Alamein, Arab Republic of Egypt (SUBJECT TO CLOSING - 50% working interest, TransGlobe operated)

On June 29, 2011, the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire Cepsa Egypt’s 50% operated working interest in South Alamein for $3.0 million plus an inventory adjustment, effective on and subject to approval from the Egyptian Government. El Paso South Alamein (“El Paso SA”), a subsidiary of Houston-based El Paso Corporation, holds the remaining 50% interest in the South Alamein Production Sharing Contract (“PSC”). Ancillary to this transaction is an agreement between TransGlobe and El Paso SA on a go-forward appraisal program in exchange for El Paso SA waiving its preferential right under its joint operating agreement with Cepsa Egypt. TransGlobe will assume operatorship of the South Alamein Concession upon closing of this transaction.

The South Alamein Concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current size of this exploration concession is 2,258 square kilometers (558,120 acres). The concession includes an oil discovery well, Boraq-2X, which tested a combined 1,700 Bopd of 38° to 40° API oil from two Cretaceous zones. Initial work by TransGlobe will focus on appraisal and development the Boraq–2X discovery which includes drilling at least two appraisal wells and readying the Boraq–2X well for production. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital.

The Company plans to submit a revised budget and development plan for the Boraq discovery to the Egyptian Government for approval, following closing of the transaction.

The South Alamein PSC is in the first, three-year extension period which expires on April 5, 2012. A further two-year extension (April 5, 2014) is available following a 30% relinquishment of the original concession area. An extensive 3-D seismic acquisition program was executed over the entire South Alamein Concession area. This has resulted in several well-defined prospects throughout the area and will provide TransGlobe with numerous exploration drilling opportunities. TransGlobe expects to carry out an exploration drilling program after the Boraq field is brought into production.

TransGlobe expects to close the acquisition after receiving the necessary Egyptian Government approvals.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration
During the second quarter, the Company drilled one exploration well (Diwan #1) which was plugged and abandoned. Diwan #1 was drilled to a total depth of 6,750 feet, approximately 304 feet into the Basement. The well encountered good quality reservoir sands which were not hydrocarbon bearing.

The 3.65 million acre Nuqra Block exploration concession is in the second and final extension period which is scheduled to expire in July 2012. The Company has met all the work commitments of the second extension period and has no plans for further exploration at this time.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Operations and Exploration
No wells were drilled during the second quarter.

Production
Production from Block 32 averaged 3,401 Bopd (470 Bopd to TransGlobe) during the quarter, representing a 12% decrease from the previous quarter primarily due to natural declines.

In July, production averaged approximately 3,235 Bopd (447 Bopd to TransGlobe).

Block 32 production is exported to the Indian Ocean via the Nexen operated export pipeline which has not been impacted by recent political unrest in Yemen.

Quarterly Block 32 Production (Bopd)
	2011		2010
	Q-2	Q-1	Q-4	Q-3
Gross production rate	3,401	3,869	4,206	4,232
TransGlobe working interest	470	534	581	585
TransGlobe net (after royalties)	263	241	344	332
TransGlobe net (after royalties and tax)*	195	135	265	248

* Under the terms of the Block 32 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration
The Government has approved a six-month extension to the second exploration period and has extended the expiry date to January 11, 2012. All work commitments of the Second exploration period have been completed.

In addition, Total E&P Yemen was approved as operator of Block 72 on May 24, 2011.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration
The operator suspended the drilling program in the first quarter due to security and logistic concerns associated with the political events in Yemen.

Production
The oil export pipeline for Block S-1 production from Marib to the Ras Eisa port on the Red Sea was shut down from March 17, 2011 to July 15, 2011. Production from TransGlobe’s An Nagyah field on Block S-1 was shut-in for approximately 4 months until repairs to the export pipeline were completed in mid-July. The pipeline was damaged by local tribal groups who prevented repair crew access to the pipeline until an agreement was reached with the government.

Production from Block S-1 averaged 0 Bopd (0 Bopd to TransGlobe) during the second quarter due to the damaged export pipeline.

Production for the month of July averaged 4,724 Bopd (1,181 Bopd to TransGlobe). July production was impacted by zero production for the first 15 days of July. Current production is approximately 9,100 Bopd (2,275 Bopd to TransGlobe).

Quarterly S-1 Block Production (Bopd)
	2011**		2010
	Q-2	Q-1	Q-4	Q-3
Gross production rate	-	7,784	9,068	7,812
TransGlobe working interest	-	1,946	2,267	1,952
TransGlobe net (after royalties)	-	1,003	1,188	1,003
TransGlobe net (after royalties and tax)*	-	758	895	756

* Under the terms of the S-1 Block PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.
** Production shut-in from March 17 to July 15, 2011.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration
The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The first, three-year exploration phase has a work commitment of 3-D seismic and one exploration well. The 3-D seismic was acquired in 2009. One exploration well was planned as part of the 2011 Block S-1/75 drilling program. The first exploration phase was extended six months to September 8, 2011.

With the suspension of the Block S-1/Block 75 drilling program in the first quarter of 2011, the Block 75 exploration well (Osaylan SW) which was scheduled for the second quarter of 2011 has been deferred. The Operator has declared Force Majeure under the PSA due to logistics and security concerns associated with the suspended drilling program. The Osaylan SW exploration well is targeting a Lam formation exploration prospect which has an internally estimated gross PIIP of 184 MMBbl using the probabilistic P-mean case.

MANAGEMENT’S DISCUSSION AND ANALYSIS

August 4, 2011

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2011 and 2010 and the audited financial statements and MD&A for the year ended December 31, 2010 included in the Company’s annual report. Additional information relating to the Company, including the Company’s Annual Information Form, is on SEDAR at www.sedar.com. The Company’s annual report and Form 40-F may be found on EDGAR at www.sec.gov.

As of January 1, 2011, TransGlobe Energy Corporation adopted International Financial Reporting Standards (“IFRS”), and the following disclosure, as well as the associated Condensed Consolidated Interim Financial Statements, have been prepared in accordance with IFRS. The Company’s effective transition date is January 1, 2010, to accommodate 2010 IFRS comparative figures. The Company has provided information throughout this document to assist users in understanding the transition from Canadian Generally Accepted Accounting Principles (“GAAP”). A summary of all of the significant changes including the various reconciliations of GAAP financial statements to those prepared under IFRS is included in Note 23 in the Company’s unaudited Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2011. Further information, including full disclosure of the accounting policies adopted on transition to IFRS along with additional reconciliations of GAAP financial statements to those prepared under IFRS, can be found in the notes to the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011.

READER ADVISORIES

Forward-Looking Statements

This MD&A may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements, other than as required by law, if circumstances or management’s beliefs, expectations or opinions should change and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov for further, more detailed information concerning these matters.

Non-IFRS Measures

               Funds flow from operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of funds flow from operations
	Three Months Ended June 30		Six Months Ended June 30
(000s)	2011	2010	2011	2010
Cash flow from operating activities	52,604	13,548	55,817	24,818
Changes in non-cash working capital	(23,298)	3,031	(2,213)	10,615
Funds flow from operations	29,306	16,579	53,604	35,433

               Debt-to-funds flow ratio
Debt-to-funds flow is a non-IFRS measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

               Netback
Netback is a non-IFRS measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are located in two geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2011		2010				2009***
($000s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3

Average sales volumes (Bopd)	11,826	11,218	10,789	10,138	9,206	9,694	8,656	8,864
Average price ($/Bbl)	105.57	97.06	79.83	71.27	73.46	70.66	62.84	57.41
Oil sales	113,615	97,995	79,240	66,470	61,540	61,651	50,044	46,818
Oil sales, net of royalties and other	62,513	52,863	45,198	38,980	35,638	37,404	28,788	28,495
Cash flow from operating activities	52,604	3,213	16,129	13,645	13,548	11,270	12,594	1,264
Funds flow from operations*	29,306	24,298	18,464	19,081	16,579	18,854	9,703	12,603
Funds flow from operations per share
- Basic	0.40	0.34	0.28	0.29	0.25	0.29	0.15	0.19
- Diluted	0.39	0.33	0.26	0.28	0.24	0.28	0.15	0.19
Net earnings (loss)	21,874	2,889	8,932	9,321	9,711	12,601	2,516	(1,618)
Net earnings (loss) per share
- Basic	0.30	0.04	0.13	0.14	0.15	0.19	0.04	(0.02)
- Diluted	0.29	0.04	0.13	0.13	0.14	0.19	0.04	(0.02)

Total assets	420,956	404,184	345,625	278,426	264,490	248,837	228,882	228,964
Cash and cash equivalents	122,659	86,353	57,782	15,412	21,437	18,845	16,177	14,804
Total long-term debt, including current portion	56,998	56,731	86,420	46,045	49,977	49,888	49,799	52,686
Debt-to-funds flow ratio**	0.6	0.7	1.2	0.6	0.9	0.9	1.1	1.3

*	Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital.
**	Debt-to-funds flow ratio is a non-IFRS measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months.
***	Financial information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

During the second quarter of 2011, TransGlobe has:

  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at June 30, 2011 (June 30, 2010 – 0.9);
  Funded capital programs entirely with funds flow from operations;
  Reported a 77% increase in funds flow from operations due to a 44% increase in commodity prices along with a 28% increase in sales volumes compared to Q2-2010; and
  Reported net earnings in Q2-2011 of $21.9 million (Q2-2010 – $9.7 million). Please refer to the 2011 Variances table for details on the variance from Q2-2010 to Q2-2011.

2011 VARIANCES

	$000s	$Per Share Diluted	% Variance
Q2-2010 net earnings	9,711	0.14
Cash items
Volume variance	24,787	0.34	255
Price variance	27,287	0.36	281
Royalties	(25,199)	(0.33)	(259)
Expenses:
Operating	(2,848)	(0.04)	(29)
Realized derivative loss	51	-	1
Cash general and administrative	(976)	(0.02)	(10)
Current income taxes	(9,949)	(0.13)	(102)
Realized foreign exchange gain	306	-	3
Interest on long-term debt	(463)	(0.01)	(5)
Other income	130	-	1
Total cash items variance	13,126	0.17	136
Non-cash items
Unrealized derivative gain	(397)	(0.01)	(5)
Unrealized foreign exchange loss	(98)	-	(1)
Depletion and depreciation	(2,067)	(0.03)	(21)
Impairment loss	(416)	(0.01)	(4)
Stock-based compensation	(254)	-	(3)
Deferred income taxes	2,565	0.03	26
Deferred lease inducement	(119)	-	(1)
Amortization of deferred financing costs	(177)	-	(2)
Total non-cash items variance	(963)	(0.02)	(11)
Q2-2011 net earnings	21,874	0.29	125

Net income increased to $21.9 million in Q2-2011 compared to $9.7 million in Q2-2010, which was mainly due to significant increases in commodity prices and production volumes. Partially offsetting these increases were increased royalties and taxes, along with increased operating costs and depletion and depreciation expense.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2011		2010
	Q-2	Q-1	Q-4	Q-3	Q-2
Dated Brent average oil price ($/Bbl)	117.36	104.97	86.41	76.86	78.30
U.S./Canadian Dollar average exchange rate	0.968	0.997	1.013	1.039	1.028

The price of Dated Brent oil averaged 50% higher in Q2-2011 compared with Q2-2010. The recent political instability in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. TransGlobe’s management believes the Company is well positioned to adapt to the current political situations in Egypt and Yemen due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

All of the Company’s production is priced based on Dated Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Typically maximum cost recovery ranges from 25% to 60% of production depending on the country and the contract. Generally the balance of the production is shared with the respective government (production sharing oil). Depending on the contract, the government receives 70 to 85% of the production sharing oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production).

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties and Other (Bopd)

	Three Months Ended June 30		Six Months Ended June 30
	2011	2010	2011	2010
Egypt - Oil sales	11,356	6,631	10,054	6,739
Yemen - Oil sales	470	2,575	1,469	2,710
Total Company – daily sales volumes	11,826	9,206	11,523	9,449

Netback

Consolidated
	Six Months Ended June 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	211,610	101.46	123,191	72.03
Royalties and other	96,234	46.14	50,149	29.32
Current taxes	35,491	17.02	17,834	10.43
Operating expenses	16,642	7.98	12,034	7.04
Netback	63,243	30.32	43,174	25.24

	Three Months Ended June 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	113,615	105.57	61,540	73.47
Royalties and other	51,102	47.49	25,902	30.92
Current taxes	19,163	17.81	9,214	11.00
Operating expenses	9,095	8.45	6,247	7.46
Netback	34,255	31.82	20,177	24.09

Egypt
	Six Months Ended June 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	183,646	100.92	85,125	69.79
Royalties and other	82,621	45.40	32,783	26.88
Current taxes	31,567	17.35	13,014	10.67
Operating expenses	12,865	7.07	7,487	6.14
Netback	56,593	31.10	31,841	26.10

	Three Months Ended June 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	108,672	105.16	43,094	71.42
Royalties and other	49,004	47.42	16,839	27.91
Current taxes	18,462	17.87	6,701	11.11
Operating expenses	7,547	7.30	3,845	6.37
Netback	33,659	32.57	15,709	26.03

The netback per Bbl in Egypt increased 25% and 19% respectively, in the three and six months ended June 30, 2011 compared with the same periods of 2010, mainly as a result of oil prices increasing by 47% and 45%, respectively, which was partially offset by higher royalty and tax rates. The average selling price during the three months ended June 30, 2011 was $105.16/Bbl, which represents a quality adjustment of approximately $12.20/Bbl relative to the average Dated Brent oil price for the period of $117.36/Bbl.

Royalties and taxes as a percentage of revenue increased to 62% in the three and six months ended June 30, 2011, compared with 54% in the same period of 2010. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the Production Sharing Contract (“PSC”) allows for recovery of operating and capital costs through a reduction in government take. Cost recovery for the purposes of calculating cost oil is based on expenses incurred and paid in the period plus capital costs which are amortized over four years.

Operating expenses on a per Bbl basis for both the three and six month periods ended June 30, 2011 increased by 15% compared with the same periods of 2010. This is mainly due to increases in workovers, oil treatment fees, fuel costs and labour costs during the three and six month periods ended June 30, 2011 compared with the same periods in 2010.

Yemen
	Six Months Ended June 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	27,964	105.17	38,066	77.60
Royalties and other	13,613	51.20	17,366	35.40
Current taxes	3,924	14.76	4,820	9.83
Operating expenses	3,777	14.21	4,547	9.27
Netback	6,650	25.00	11,333	23.10

	Three Months Ended June 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	4,943	115.57	18,446	78.72
Royalties and other	2,098	49.05	9,063	38.68
Current taxes	701	16.39	2,513	10.72
Operating expenses	1,548	36.19	2,402	10.25
Netback	596	13.94	4,468	19.07

The Yemen three month and six month netbacks on a per Bbl basis are significantly influenced by the shut-in of Block S-1 production for the entire second quarter and 14 days in the first quarter. During the shut-in period on Block S-1, the Company continued to incur the majority of the operating costs which significantly impacted the per Bbl operating costs and the resulting per Bbl netbacks for the respective periods. These operating costs will be recovered in future quarters.

In Yemen, the netback per Bbl decreased 27% in the three months ended June 30, 2011 and increased 8% in the six months ended June 30, 2011, compared with the same periods in 2010. This is mainly due to production being shut-in on Block S-1 for the entire second quarter of 2011. The effects of the shut-in on Block S-1 were partially offset by increases in oil prices received for Block 32 production of 47% and 36%, respectively, in the three and six months ended June 30, 2011 compared to the same periods in 2010.

Royalties and taxes as a percentage of revenue changed to 57% and 63%, respectively, in the three and six months ended June 30, 2011, compared with 63% and 58%, respectively, in the same periods in 2010. Royalty and taxes fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.

Operating expenses on a per Bbl basis for the three and six months ended June 30, 2011 increased by 253% and 53%, respectively, mostly due to decreases in production volumes of 82% and 46%, respectively. These decreases in production volumes are mainly the result of production being shut-in on Block S-1 from March 17, 2011 through to the end of the second quarter. While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly impacted operating expenses per Bbl.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

The estimated fair value of unrealized commodity contracts is reported on the Condensed Consolidated Interim Balance Sheets, with any change in the unrealized positions recorded to earnings. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the balance sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized losses on commodity contracts in the first six months of 2011 and 2010 relates mostly to the purchase of separate new financial floor derivative commodity contracts for $0.4 million each, in each respective period. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $0.3 million asset at December 31, 2010 to a $0.1 million asset at June 30, 2011, thus resulting in a $0.2 million unrealized loss on future derivative commodity contracts being recorded in the period.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2011	2010	2011	2010
Realized cash (loss) gain on commodity contracts*	-	(51)	(364)	(417)
Unrealized gain (loss) on commodity contracts**	(35)	362	(222)	706
Total derivative gain (loss) on commodity contracts	(35)	311	(586)	289

* Realized cash gain (loss) represents actual cash settlements, receipts and premiums paid under the respective contracts.
** The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the period.

If the Dated Brent oil price remains at the level experienced at the end of Q2-2011, the derivative asset will be realized over the balance of the year. However, a 10% decrease in Dated Brent oil prices would result in a $0.1 million increase in the derivative commodity contract asset, thus decreasing the unrealized loss by the same amount. Conversely, a 10% increase in Dated Brent oil prices would result in a $0.1 million decrease in the derivative commodity contract asset, thus increasing the unrealized loss by the same amount. The following commodity contracts are outstanding as at June 30, 2011:

			Dated Brent
			Pricing
Period	Volume	Type	Put
Crude Oil
July 1, 2011 – December 31, 2011	40,000 Bbl/month	Financial Floor	$65.00
July 1, 2011 – December 31, 2011	20,000 Bbl/month	Financial Floor	$75.00

As at June 30, 2011, the total volumes hedged for the balance of 2011 are:

Six months
2011
Bbls	360,000
Bopd	1,957

At June 30, 2011, all of the derivative commodity contracts were classified as current assets.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2011		2010
	$	$/Bbl	$	$/Bbl
G&A (gross)	8,572	4.11	6,693	3.91
Stock-based compensation	1,342	0.64	569	0.33
Capitalized G&A and overhead recoveries	(658)	(0.31)	(518)	(0.30)
G&A (net)	9,256	4.44	6,744	3.94

	Three Months Ended June 30
	2011		2010
	$	$/Bbl	$	$/Bbl
G&A (gross)	4,333	4.08	3,302	3.94
Stock-based compensation	688	0.58	434	0.52
Capitalized G&A and overhead recoveries	(284)	(0.26)	(348)	(0.42)
G&A (net)	4,737	4.40	3,388	4.04

G&A expenses (net) increased 40% (9% increase on a per Bbl basis) and 37% (13% on a per Bbl basis) in the three and six months ended June 30, 2011, compared with the same periods in 2010. This is due in large part to increased staffing and associated costs. The increase in stock-based compensation is due to an increase in the total value of new options awarded during the second quarter of 2011 as compared to those issued during 2010, along with an increase to the expense recognized on share appreciation rights due to the appreciation of the share price from 2010 to 2011.

FINANCE COSTS

Finance costs for the three and six months ended June 30, 2011 increased to $1.2 million and $2.5 million (2010 - $0.5 million and $1.0 million, respectively). Finance costs include interest on long-term debt and amortization of transaction costs associated with long-term debt. In the quarter, the Company expensed $0.3 million of transaction costs (2010 - $0.1 million). The Company had $60.0 million of debt outstanding at June 30, 2011 (June 30, 2010 - $50.0 million). The long-term debt that was outstanding at June 30, 2011 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% (2010 – LIBOR plus 3.0%) depending on the amount drawn under the facility.

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	13,965	7.67	8,968	7.35
Yemen	1,758	6.61	3,317	6.76
Corporate	240	-	104	-
	15,963	7.65	12,389	7.24

	Three Months Ended June 30
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	7,723	7.47	4,503	7.46
Yemen	368	8.60	1,580	6.74
Corporate	112	-	53	-
	8,203	7.62	6,136	7.32

In Egypt, DD&A remained unchanged on a per Bbl basis in the three months ended June 30, 2011 compared with the same period in 2010, and increased 4% on a per Bbl basis for the six month period ended June 30, 2011 compared with the same period in 2010. Very little change was experienced as capital additions and increases in future capital costs were offset by increases in Proved and Probable reserves.

In Yemen, DD&A increased 28% and decreased 2% on a per Bbl basis for the three and six months ended June 30, 2011, respectively. While the per Bbl rate for the six month period is relatively consistent with the same period of the prior year, the increase in the three month period ended June 30, 2011 compared to the same period of the prior year is due to a different mix of properties being depleted. The per Bbl rate for the six month period is a combination of Block 32 and Block S-1, whereas the per Bbl rate for the three month period is Block 32 only, as Block S-1 was shut-in for the entire period. Actual depletion expense decreased by 77% in the three month period ended June 30, 2011 due to the shut-in on Block S-1.

In Egypt, exploration and evaluation properties of $1.6 million (2010 - $16.9 million) relating to West Gharib ($0.5 million) and East Ghazalat ($1.1 million) were excluded from the costs subject to DD&A in the quarter. In Yemen, exploration and evaluation property costs of $14.2 million (2010 - $11.8 million) relating to Block 72 and Block 75 were excluded from the costs subject to DD&A in the quarter.

IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

On the Nuqra Block, the Company drilled two exploration wells during the six months ended June 30, 2011, both of which were dry. The 3.65 million acre Nuqra Block exploration concession is in the second and final extension period which is scheduled to expire in July 2012. The Company has met all the work commitments of the second extension period and has no plans for further exploration in the Nuqra Block at this time. As a result, the Company recorded an impairment loss on these exploration and evaluation assets in the amount of $12.1 million ($0.16/share) during the six month period ended June 30, 2011. All exploration and evaluation expenditures incurred at Nuqra up to June 30, 2011 have been written off as an impairment loss.

Under IFRS, these costs had to be applied directly against net earnings as Nuqra has been identified as one of the Company’s cash-generating units. Impairment testing under IFRS is performed at the cash-generating unit level as opposed to the country level under previous Canadian GAAP, under which, these costs would have been transferred to the full cost pool in Egypt and would have been depleted using the unit of production method.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2011	2010
Egypt	32,976	25,570
Yemen	5,008	1,621
Corporate	1,400	74
Total	39,384	27,265

In Egypt, total capital expenditures in the first six months of 2011 were $33.0 million (2010 - $25.6 million). The Company drilled and completed 14 wells in West Gharib, resulting in 13 oil wells (eight at Arta, four at East Arta and one at Hana West) and one water injector well at East Arta. The Company also drilled three dry holes (one at East Ghazalat and two at Nuqra).

In Yemen, total capital expenditures in 2011 were $5.0 million (2010 - $1.6 million). Two oil development wells were drilled in the first six months of 2011 at Block S-1, along with one oil exploration discovery well and one dry hole at Block 72.

Corporate expenditures in 2011 were primarily due to costs incurred for the new head office in Calgary.

OUTSTANDING SHARE DATA

As at June 30, 2011, the Company had 72,985,171 common shares issued and outstanding. On February 1, 2011, the Company closed an equity offering of 5,000,000 common shares at C$15.00 per common share for gross proceeds of C$75.0 million (US$75.6 million).

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 0.6 times at June 30, 2011. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2011 and 2010:

Sources and Uses of Cash

	Six Months Ended June 30
($000s)	2011	2010
Cash sourced
Funds flow from operations*	53,604	35,433
Transfer from restricted cash	1,164	-
Exercise of options	1,613	5,744
Issuance of common shares, net of share issuance costs	71,583	-
Other	772	-
	128,736	41,177
Cash used
Capital expenditures	36,020	24,603
Repayment of long term debt	30,000	-
Deferred financing costs	-	699
Other	52	-
	66,072	25,302
	62,664	15,875
Changes in non-cash working capital	2,213	(10,615)
Increase in cash and cash equivalents	64,877	5,260
Cash and cash equivalents – beginning of period	57,782	16,177
Cash and cash equivalents – end of period	122,659	21,437

* Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company expects to fund its 2011 exploration and development program of $90.0 million ($50.6 million remaining) and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2011 may also be utilized to finance new opportunities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At June 30, 2011, the Company had working capital of $147.1 million (December 31, 2010 - $88.2 million). The increase to working capital in 2011 is due almost entirely to a higher cash balance as at June 30, 2011 compared to December 31, 2010. This increase in cash is due to the issuance of common shares in the first quarter of 2011 and collections on accounts receivable in the second quarter of 2011.

At June 30, 2011, TransGlobe had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2013, the entire balance is presented as a long-term liability on the Condensed Consolidated Balance Sheets. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility.

($000s)	June 30,2011	December 31, 2010
Bank debt	60,000	90,000
Deferred financing costs	(3,002)	(3,580)
Long–term debt (net of deferred financing costs)	56,998	86,420

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period [1] [2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5years
Accounts payable and accrued liabilities	Yes - Liability	48,097	48,097	-	-	-
Long-term debt	Yes - Liability	60,000	-	38,736	21,264	-
Office and equipment leases	No	18,126	8,924	3,355	1,972	3,875
Minimum work commitments [3]	No	1,750	1,750	-	-	-
Total		127,973	58,771	42,091	23,236	3,875

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
[2]	Payments denominated in foreign currencies have been translated at June 30, 2011 exchange rates.
[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. The first, 36-month exploration period commenced March 8, 2008. During the first quarter of 2011, the Contractor received an extension on the first exploration period to September 8, 2011 and subsequently has declared Force Majeure under the PSA due to logistic and security issues. The Company issued a $1.5 million letter of credit (expiring November 15, 2011) to guarantee the Company’s performance under the first exploration period. The letter is secured by a guarantee granted by Export Development Canada.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. As at December 31, 2010, no additional fees are due in 2011.

Pursuant to a one-year extension to the West Hoshia development lease, which is part of the Concession agreement for West Gharib in Egypt, the Company provided a $1.0 million production guarantee to drill one exploration well prior to October 14, 2011.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

Although the Company believes that it has title to its petroleum properties, it cannot control or completely protect itself against the risk of title disputes or challenges.

The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2011.

Proposed Transactions

On March 25, 2011, the Company entered into an agreement to acquire a 100% working interest in the West Bakr Concession agreement in the Arab Republic of Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) subject to the approval of the Egyptian Government and customary closing conditions. The proposed transaction provides for operatorship of three fields with 28 producing wells, located immediately adjacent to the Company’s West Gharib development leases. West Bakr is producing approximately 4,000 Bopd and had Proved reserves of 7.4 million barrels and Proved Plus Probable reserves of 8.8 million barrels effective July 1, 2010 (third party evaluator). The Company has structured the transaction as an all-cash deal, effective July 1, 2010, to acquire all the Egyptian assets of EPEDECO, funded through working capital and the Borrowing Base Facility. Consideration for the transaction is $60 million plus or minus adjustments to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2011 related to the contingency.

On June 29, 2011, the Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession agreement in the Arab Republic of Egypt from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain), subject to the approval of the Egyptian Government and customary closing conditions. The proposed transaction provides for the operatorship of the concession and near-term appraisal/development of one oil discovery well and of a significant number of ready to drill exploration projects, located in Egypt’s Western Desert. The Company has structured the transaction as an all-cash deal effective on and subject to approval from the Egyptian Government. Consideration for the transaction is $3.0 million plus an inventory adjustment to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the amount of closing adjustments affecting total consideration and the successful approval of the transaction by the Egyptian Government, management is not able to estimate the amount of any contingent assets or liabilities nor provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2011 related to the contingency.

MANAGEMENT STRATEGY AND OUTLOOK FOR 2011

The 2011 outlook provides information as to management’s expectation for results of operations for 2011. Readers are cautioned that the 2011 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2011 Outlook Highlights

  Production is expected to average between 13,000 Bopd and 13,500 Bopd, a 33% increase over the 2010 average production;
  Exploration and development spending is budgeted to be $71.3 million, a 7% increase from 2010 (allocated 88% to Egypt, 10% to Yemen and 2% to Corporate) funded from funds flow from operations and cash-on-hand; and
  Using the low-end of production guidance and an average oil price assumption of $95.00/Bbl for Dated Brent oil for the remaining two quarters of 2011, funds flow from operations is expected to be $119.0 million for the year.

2011 Updated Production Outlook

Production for 2011 is expected to average between 13,000 and 13,500 Bopd, representing a 33% increase over the 2010 average production of 9,960 Bopd. Production from Egypt is expected to average approximately 11,000 Bopd during 2011, up 52% from an average of 7,259 Bopd in 2010. The balance of approximately 2,000 Bopd from the Yemen properties represents a 26% decrease from an average of 2,701 Bopd in 2010 due to production shutdown on Block S-1. The Block S-1 export pipeline was damaged March 17 and was down until July 15. Current total production is over 14,000 Bopd. The forecast assumes East Ghazalat production coming on-line in December at a rate of 900 Bopd but excludes any production from the West Bakr acquisition. The forecast will be revised upwards when this acquisition closes.

Production Forecast
	June 30
	Year to Date	2011 Guidance	2010 Actual	% Change
Barrels of oil per day	11,523	13,000 – 13,500	9,960	33

2011 Updated Funds Flow From Operations Outlook

The updated funds flow forecasts are shown below assuming a range of Dated Brent oil pricing and the low-end of guidance for the next two quarters of 2011:

	Updated 2011 Funds	2010
	Flow From	Funds Flow From
Average Dated Brent for Remainder	Operations	Operations
Of Year ($/Bbl)	($ millions)**	($ millions)**	% Change
75	105	73	44
95	119	73	63
115	134	73	84

* Funds flow from operations is a non-IFRS measure that represents cash generated from operating activities before changes in non-cash working capital.

** Six months ended June 30, 2011 average Dated Brent was $111.16/Bbl; 2010 average Dated Brent was $79.42/Bbl.

TransGlobe has entered into a Sale and Purchase Agreement to acquire 100% working interest in the West Bakr Production Sharing Concession. The expected impact on TransGlobe’s 2011 funds flow from operations is initially in the range of $1.2 million per month at $95/Bbl average Dated Brent oil price. Closing is subject to closing conditions and Egyptian Government approval. TransGlobe cannot make assurances that it will successfully close the subject transaction.

2011 Revised Capital Budget
	Six Months Ended	2011	2011	2011
	June 30, 2011	Annual Budget	Acquisition Budget	Annual Budget
($ million)	Actual	(Firm)	(Contingent)	(Total)
Egypt	33.0	62.8	71.0	133.8
Yemen	5.0	6.8	-	6.8
Corporate	1.4	1.7	-	1.7
Total	39.4	71.3	71.0	142.3

Firm Budget

In Egypt:

  West Gharib drilling budget has been reduced by $5.3 million mostly due to lower average per well costs which decreased from $1.2 million to $1.1 million. The main reason for the decrease is that the original budget assumed all Upper Nukhul frac’d wells while our actual program includes Lower Nukhul, Hanna West and Hoshia wells which do not require fracs.
  In East Ghazalat the budget is down $8.5 million as there is no new drilling planned compared to 6 wells in the original 2011 budget which are delayed to 2012 and expected facilities spending reduced from $3.5 million to $1.3 million in 2011.

In Yemen:

  Block S-1 budget down $3.4 million as only 2 wells were completed before the civil unrest started and no further wells are planned for the rest of the year.
  Block 75 budget down $1.9 million as no wells are anticipated in the rest of the year while the original budget included two wells.

Contingent Acquisition Budget

  The acquisition price of $60.0 million for West Bakr and $3.0 million for South Alamein.
  The West Bakr work program for 2011 is dependent on when closing occurs. The Company has identified approximately $8.0 million of projects for the balance of 2011 which includes approximately $1.0 million for recompletion/workovers, $5.0 million for 3 – 4 wells and $2.0 million for facility upgrades/inventory/contingency projects.

CHANGES IN ACCOUNTING POLICIES

New Accounting Policies

International Financial Reporting Standards (“IFRS”)

In October 2009, the Accounting Standards Board issued a third and final IFRS Omnibus Exposure Draft confirming that publicly accountable enterprises were required to apply IFRS, in full and without modification, for all financial periods beginning on or after January 1, 2011. The adoption of IFRS required the restatement, for comparative purposes, of amounts reported by the Company for the year ended December 31, 2010, including the opening balance sheet as at January 1, 2010. The Company’s second financial statements prepared under IFRS are the interim financial statements for the three and six months ended June 30, 2011. These financial statements include reconciliations of the previously disclosed comparative period financial statements prepared in accordance with Canadian GAAP to IFRS, as set out in Note 23. Full disclosure of the Company’s significant accounting policies adopted on transition to IFRS can be found in the Condensed Consolidated Interim Financial Statements for the three months ended March 31, 2011.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

TransGlobe’s management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

All changes in accounting policies that were required to address reporting and the adoption of IFRS have been made in consideration of the integrity of internal control over financial reporting and disclosure controls and procedures. Throughout TransGlobe’s transition project, the Company ensured that all changes in accounting policies relating to IFRS had controls and procedures to ensure that information was captured appropriately. With respect to internal controls over financial reporting and disclosure controls and procedures, the Company did not require any material changes in control procedures as a result of the transition to IFRS; however, the Company supplemented its existing control procedures for the transition period by increasing the level of third party consultation, management and executive involvement, monitoring, and governance, as well as the level of awareness and education of key parties involved in the transition project in order to ensure the project was successful.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Condensed Consolidated Interim Statement of Earnings and Comprehensive Income

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2011	2010	2011	2010

REVENUE
Oil sales, net of royalties and other	$62,513	$35,638	$115,376	$73,042
Derivative gain (loss) on commodity contracts	(35)	311	(586)	289
Finance revenue	133	3	195	7
	62,611	35,952	114,985	73,338

EXPENSES
Production and operating	9,095	6,247	16,642	12,034
General and administrative	4,737	3,388	9,256	6,744
Foreign exchange (gain) loss	(41)	167	80	331
Finance costs	1,158	518	2,501	1,003
Depletion, depreciation and amortization	8,203	6,136	15,963	12,389
Impairment of exploration and evaluation assets	416	-	12,076	-
	23,568	16,456	56,518	32,501

Earnings before income taxes	39,043	19,496	58,467	40,837

Income taxes – current	19,163	9,214	35,491	17,834
Income taxes – deferred	(1,994)	571	(1,787)	691
	17,169	9,785	33,704	18,525

NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD	$21,874	$9,711	$24,763	$22,312

Earnings per share
Basic	$0.30	$0.15	$0.34	$0.34
Diluted	$0.29	$0.14	$0.33	$0.33

Condensed Consolidated Interim Balance Sheets

(Unaudited - Expressed in thousands of U.S. Dollars, except per share amounts)

	As at	As at
	June 30, 2011	December 31, 2010

ASSETS
Current
Cash and cash equivalents	$122,659	$57,782
Accounts receivable	70,230	69,085
Derivative commodity contracts	80	303
Prepaids and other	2,218	2,867
	195,187	130,037
Non-Current
Restricted cash	2,223	3,387
Intangible exploration and evaluation assets	16,370	22,609
Property and equipment
Petroleum properties	194,977	178,639
Other assets	4,019	2,773
Goodwill	8,180	8,180
	$420,956	$345,625

LIABILITIES
Current
Accounts payable and accrued liabilities	$48,097	$41,808

	48,097	41,808

Non-Current
Long-term debt	56,998	86,420
Deferred taxes	33,420	35,207
Other long-term liabilities	891	-
	139,406	163,435

SHAREHOLDERS’ EQUITY
Share capital	153,815	80,106
Contributed surplus	6,673	5,785
Retained earnings	121,062	96,299
	281,550	182,190

	$420,956	$345,625

Condensed Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010

Share Capital
Balance, beginning of period	$153,309	$66,277	$80,106	$66,106
Stock options exercised	414	5,614	1,613	5,744
Share issuance	-	-	75,594	-
Share issue costs	(5)	-	(4,011)	-
Stock-based compensation on exercise	97	2,346	513	2,387
Balance, end of period	$153,815	$74,237	$153,815	$74,237

Contributed Surplus
Balance, beginning of period	$5,952	$8,148	$5,785	$8,057
Stock-based compensation expense	818	396	1,401	528
Transfer to share capital on exercise of options	(97)	(2,346)	(513)	(2,387)
Balance, end of period	$6,673	$6,198	$6,673	$6,198

Retained Earnings
Balance, beginning of period	$99,188	$68,335	$96,299	$55,734
Net earnings	21,874	9,711	24,763	22,312
Balance, end of period	$121,062	$78,046	$121,062	$78,046

Condensed Consolidated Interim Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30

	2011	2010	2011	2010

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net income for the period	$21,874	$9,711	$24,763	$22,312
Adjustments for:
Depletion, depreciation and amortization	8,203	6,136	15,963	12,389
Deferred lease inducement	119	-	119	-
Impairment of exploration and evaluation costs	416	-	12,076	-
Stock-based compensation	688	434	1,401	569
Finance costs	1,158	518	2,501	1,003
Income tax expense	17,169	9,785	33,704	18,525
Unrealized (gain) loss on commodity contracts	35	(362)	222	(706)
Unrealized loss on foreign currency translation	98	-	269	-
Interest paid	(1,291)	(429)	(1,923)	(825)
Income taxes paid	(19,163)	(9,214)	(35,491)	(17,834)
Changes in non-cash working capital	23,298	(3,031)	2,213	(10,615)
Net cash generated by (used in) operating activities	52,604	13,548	55,817	24,818

INVESTING
Additions to intangible exploration and evaluation assets	(3,308)	(6,404)	(5,268)	(8,299)
Additions to petroleum properties	(12,796)	(9,377)	(28,890)	(15,925)
Additions to other assets	(1,425)	(90)	(1,862)	(379)
Changes in restricted cash	-	-	1,164	-
Net cash generated by (used in) investing activities	(17,529)	(15,871)	(34,856)	(24,603)

FINANCING
Issue of common shares for cash	414	5,614	77,207	5,744
Issue costs for common shares	(5)	-	(4,011)	-
Deferred financing costs	-	(699)	-	(699)
Repayments of long-term debt	-	-	(30,000)	-
Increase in other long-term liabilities	772	-	772	-
Net cash generated by (used in) financing activities	1,181	4,915	43,968	5,045

Currency translation differences relating to cash and cash equivalents	50	-	(52)	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	36,306	2,592	64,877	5,260

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	86,353	18,845	57,782	16,177

CASH AND CASH EQUIVALENTS, END OF PERIOD	$122,659	$21,437	$122,659	$21,437

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Tel: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com